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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03015400

SEC FILE NUMBER
8- 20959

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 2 8 2003 PROCESSING SECTION 187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2002 (MM/DD/YY) AND ENDING January 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

THE ANGELOFF COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

727 West Seventh Street, Suite 331
(No. and Street)

Los Angeles,	CA	90017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence P. Lichter (858) 320-2808
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LICHTER WEIL, AND ASSOCIATES
(Name — *if individual, state last, first, middle name*)

9191 Towne Centre Drive, Suite 406	San Diego	CA	92122
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Dann V. Angeloff -, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE ANGELOFF COMPANY -, as of JANUARY 31, ~~19~~ 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Dann V Angeloff
Signature

President
Title

Notary Public

CARMEN BOROUMI
Commission # 1357323
Notary Public - California
Los Angeles County
My Comm. Expires May 20, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

THE ANGELOFF COMPANY

AUDITED FINANCIAL STATEMENTS

JANUARY 31, 2003 AND 2002

LICHTER, WEIL & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

9191 TOWNE CENTRE DRIVE, SUITE 406
SAN DIEGO, CA 92122
(858) 320-2850 TELEPHONE
(858) 320-2828 FACSIMILIE

LAWRENCE P. LICHTER, PARTNER (858) 320-2808
PHILIP A. WEIL, PARTNER (858) 320-2804
PETER YU, MANAGER (858) 320-2805

Independent Auditor's Report

The Board of Directors
The Angeloff Company
Los Angeles, California

We have audited the accompanying statements of financial condition of The Angeloff Company as of January 31, 2003 and 2002, and the related statements of income and changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange act of 1934. These financial statements are the representations of The Angeloff Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Angeloff Company as of January 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lichter, Weil & Associates

San Diego, California
March 4, 2003

THE ANGELOFF COMPANY
Statements of Financial Condition
January 31, 2003 and 2002

ASSETS

	2003	2002
Current Assets		
Cash in Bank	$50,978	$62,524
Other Receivable	0	2,478
Investments	20,105	29,005
Deposits and Prepaid Expenses	2,030	695
Total Assets	$73,113	$94,702

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts Payable and Accrued Expense	$1,900	$3,916
Payroll Taxes Payable	0	6,758
Total Liabilities	1,900	10,674
Stockholder's Equity		
Common Stock, No Par $ .10, Per Share; Authorized 500 Shares, Issued and Outstanding 500 Shares	50	50
Additional Paid in Capital	450	450
Retained Earnings	70,713	83,528
Total Stockholder's Equity	71,213	84,028
Total Liabilities and Stockholder's Equity	$73,113	$94,702

THE ANGELOFF COMPANY
Statements of Income
For the Years Ended January 31, 2003 and 2002

	2003	2002
Revenue	$376,274	$550,673
Operating Expenses		
General and Administrative Expenses	275,696	387,425
Income From Operations	100,578	163,248
Other Income (Expense)		
Unrealized Gains (Loss)	(8,900)	0
Interest Income	1,909	5,698
Other Income and (Expense)	(6,991)	5,698
Net Income before Income Taxes	93,587	168,946
Provision for Income Taxes		
Current Portion	1,402	800
Total Provision for Income Taxes	1,402	800
Net Income	$92,185	$168,146

THE ANGELOFF COMPANY
Statements of Cash Flows
For the Years Ended January 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from operations	$378,752	$548,195
Cash paid to employees and suppliers	(287,207)	(372,798)
Interest received	1,909	5,698
NET CASH PROVIDED BY OPERATING ACTIVITIES	93,454	181,095
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of investments	0	(8,900)
NET CASH (USED IN) INVESTING ACTIVITIES	0	(8,900)
CASH FLOW FROM FINANCING ACTIVITIES		
Profit distributions	(105,000)	(140,000)
NET CASH (USED IN) FINANCING ACTIVITIES	(105,000)	(140,000)
NET INCREASE (DECREASE) IN CASH	(11,546)	32,195
CASH at Beginning of Year	62,524	30,329
CASH at End of Year	$50,978	$62,524
RECONCILIATION OF INCREASE IN NET ASSETS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net Income (Loss)	$92,185	$168,146
Adjustments to reconcile increase in net assets to cash provided by operating activities:		
(Increase) Decrease in:		
Other receivable	2,478	(2,478)
Investments	8,900	0
Deposits and Prepaid Expenses	(1,335)	5,000
(Decrease) Increase in:		
Accounts payable and accrued expenses	(2,016)	3,916
Payroll taxes payable	(6,758)	6,511
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$93,454	$181,095
Income taxes paid	$2,737	$800
Interest paid	$0	$0

THE ANGELOFF COMPANY
Statements of Changes in Stockholder's Equity
January 31, 2003 and 2002

Stockholder's Equity	2003	2002
Balance at beginning of year	$84,028	$55,882
Net income	92,185	168,146
Profit distribution	(105,000)	(140,000)
Balance at end of year	$71,213	$84,028

THE ANGELOFF COMPANY
NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2003 AND 2002

NOTE A - Nature of Activities

The Company was incorporated in California to operate as a registered broker dealer as a member of the National Association of Securities Dealers, Inc. Securities transactions and the related commission revenue and expense are recorded on a settlement date basis, generally the next business day following the transaction. The financial statement effect of recording these transactions at settlement date rather than on the transaction date is not significant.

NOTE B - Accounting Policies

Revenue Recognition
The Company recognizes income and expense on the accrual basis for financial and income tax reporting purposes.

Risks and Uncertainties
The Company believes that the diversity and breadth of the Company's product and service offering, customers and the general stability of the economies in the markets in which it operates significantly mitigates the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition, or composition of its markets.

Estimates
Management uses estimates and assumptions in preparing financial statements in accordance with the accrual basis of accounting. Those estimates and assumptions affect the reported amounts of assets and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Receivable
All accounts are current and have been determined to be fully collectible and no adjustment or allowance has been made for bad debts.

Property and Equipment
Property and equipment are carried at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, as follows:

Leasehold Improvements	Balance of lease at time of acquisition
Furniture and Fixtures	5 years
Office Equipment	3 to 5 years

NOTE G - Litigation

A former employee has filed a complaint against the Company with the California Department of Fair Employment and Housing on August 14, 2002. At this time, the Company's legal counsel cannot make a prediction as to the outcome of the complaint. Therefore no amount has be accrued on the books.

THE ANGELOFF COMPANY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C-3-3
JANUARY 31, 2003 AND 2002

The Angeloff Company relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

THE ANGELOFF COMPANY
Computation of Net Capital
and Aggregate Indebtedness
January 31, 2003 and 2002

Schedule I

	2003	2002
EQUITY - END OF YEAR	$71,213	$84,028
Less Non Allowable Assets:		
Other Receivable	0	(2,478)
Deposits and Prepaid Expenses	(2,030)	(695)
Less:		
Haircuts on Other Securities	0	(2,670)
Haircuts on Warrants	(20,105)	(20,105)
NET CAPITAL	$49,078	$58,080
TOTAL LIABILTIES	1,900	10,674
AGGREGATE INDEBTEDNESS	1,900	10,674
Net Capital Required	5,000	5,000
Minimum Net Capital Required 6 2/3% of Aggregate Indebtedness	127	712
Minimum Dollar Requirement	5,000	5,000
Net Capital Requirement (greater of the two)	5,000	5,000
Excess Net Capital	44,078	53,080
Excess Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness)	$48,888	$57,013
Percentage of Aggregate Indebtedness to Net Capital	4%	18%

THE ANGELOFF COMPANY
RECONCILIATION OF NET CAPITAL COMPUTATION WITH FOCUS II
January 31, 2003 and 2002

Schedule II

	2003	2002
NET CAPITAL PER FOCUS II REPORT	$50,979	$64,475
Increase (Decrease) in Income due to audit adjustments	(1,016)	(4,367)
Increase (Decrease) in Income due to reporting error	0	0
(Increase) Decrease in Non Allowable Assets	(885)	(2,028)
(Increase) Decrease in Hair Cuts	0	0
NET CAPITAL	$49,078	$58,080

RECONCILIATION OF AUDIT ADJUSTMENTS:

	2003	2002
Adjustments to retained earnings	(4,367)	4,644
Adjuments to expenses	0	(5,095)
Adjustments to accruals	(1,900)	0
Adjustments to payables	3,916	(3,916)
Provision for income tax	1,335	0
Increase (Decrease) in income due to audit adjustments	($1,016)	($4,367)

See Accompanying Notes and Auditor's Report

LICHTER, WEIL & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

9191 TOWNE CENTRE DRIVE, SUITE 406
SAN DIEGO, CA 92122
(858) 320-2850 TELEPHONE
(858) 320-2828 FACSIMILIE

LAWRENCE P. LICHTER, PARTNER (858) 320-2808
PHILIP A. WEIL, PARTNER (858) 320-2804
PETER YU, MANAGER (858) 320-2805

The Board of Directors
The Angeloff Company
Los Angeles, California

In planning and performing our audits of the financial statements of The Angeloff Company for the years ended January 31, 2003 and 2002 we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by The Angeloff Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Securities and Exchange Commission Rule 17a-3(a)(II); and (2) the procedures for determining compliance with the exemptive provision of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities audits, counts, verification and comparison, and the recordation of differences required by Rule 17a-13 in complying with the requirements for prompt payment for securities under Section 8 of regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer deposits.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required, to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objective. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of the financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in condition, and that the degree of compliance with procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However we noted no matters involving the internal control structure that would be considered material weaknesses as defined above. In addition, no condition came to our attention to cause us to believe that the Company was not in compliance with the exemptive provision of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practice and procedures were adequate, at January 31, 2003 and 2002, to meet the Commission's objective.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Lichter, Weil & Associates

San Diego, California
March 4, 2003